Corporate Office: 35 South Ocean Avenue, Patchogue, New York, 11772
Phone: 1-888-488-6882 Fax: 1-888-265-0498

January 9, 2014

Karl Hiller
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Reference:	Bravo Enterprises Ltd. Form 10-K for the Fiscal Year ended December 31, 2012 Filed April 16, 2013 Form 10-Q for the Fiscal Quarter ended September 30, 2013 Filed November 19, 2013 File No.: 0-13577

Dear Mr. Hiller:

We received your letter of December 24, 2013 via fax transmittal, containing comments prepared by the Staff of the Securities and Exchange Commissions which pertain to the Form 10-K for the Fiscal Year ended December 31, 2012, filed April 16, 2013 and the Form 10-Q for the Fiscal Quarter ended September 30, 2013, November 19, 2013.

Our Chief Financial Officer, Matt Kelly, will be returning to the office on January 13, 2014. As such, we need additional time to complete the response to the December 24, 2013 comment letter. We will provide the requested information and/or amended filings on or before January 20, 2014.

Thank you for your attention herein.

Yours truly,
Bravo Enterprises Ltd.

/s/ Jaclyn Cruz
Jaclyn Cruz
President

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E-mail: info@bravoenterprises.ws Website: www.bravoenterprises.ws